
December 21, 2018

Herbjørn Hansson
Chief Executive Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

> **Re: Nordic American Tankers Limited**
> **Registration Statement on Form F-3**
> **Filed November 30, 2018**
> **File No. 333-228603**

Dear Mr. Hansson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3 filed November 30, 2018

General

1. Please confirm your understanding that you should clear any outstanding SEC staff comments on your most recent Form 20-F before you request an acceleration of effectiveness of this registration statement on Form F-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure